

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

David Miller
Chief Financial Officer
Champions Oncology, Inc.
One University Plaza
Suite 307
Hackensack, New Jersey 07601

> **Re: Champions Oncology, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2024**
> **Form 8-K dated December 11, 2024**
> **File No. 001-11504**

Dear David Miller:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences